September 23, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attn:       Sonia Bednarowski

Re:          Palomar Holdings, Inc.

Registration Statement on Form S-1

File No. 333-233900

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Palomar Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:30 p.m., Eastern Time, on Wednesday, September 25, 2019, or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please contact Michael Kagnoff of DLA Piper LLP (US) at (858) 638-6722, or his colleague, Patrick O’Malley, at (858) 677-1471 with any questions or comments.  Thank you for your assistance with this filing.

Very truly yours,

Palomar Holdings, Inc.

By:	/s/ Mac Armstrong
Name:	Mac Armstrong
Title:	Chief Executive Officer